Exhibit 99.2

Santiago, March 02, 2023

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Present

Ref.: Material Event Notice.

Dear President of the Comisión para el Mercado Financiero,

Pursuant to the provisions set forth in Articles 9 and 10 of Law No. 18,045 of the Securities Market and Chapter 18-10 of the Updated Compilation of Rules of the Comisión para el Mercado Financiero, and duly authorized, I hereby inform you as a Material Event of Itaú Corpbanca (the “Bank”) the following:

The Bank has become aware of the intention of its controlling shareholder, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) –holder of approximately 65.62% of the issued, subscribed and paid shares of the Bank– to launch, directly or indirectly through its affiliates,  a voluntary tender offer to acquire up to all of the shares of the Bank not owned by Itaú Corpbanca (the “Tender Offer”), representing approximately 34.38% of the issued, subscribed and paid shares of the Bank as of today, including those in the form of American Depositary Shares (“ADS”), each of which represents 1,500 shares; the number of shares subject to the Tender Offer may be affected as a result of the reverse stock split agreed at the Bank’s Extraordinary Shareholders’ Meeting held on January 19, 2023 and currently under analysis by the Comisión para el Mercado Financiero (“CMF”).

Indeed, by virtue of a material event (fato relevante) dated March 02, 2023 – attached hereto–, Itaú Unibanco disclosed (in its website https://www.itau.com.br/relacoes-com-investidores/en/) exclusively for informational purposes and without constituting a tender offer for the acquisition of any securities, Itaú Unibanco communicated that the meeting of its board of directors held on such date approved the hiring of advisors to start work related to the Tender Offer.  As communicated by Itaú Unibanco:

(a)	The Tender Offer has not yet commenced and is expected to be conducted during the first semester of 2023;

(b)	The acquisition of the shares of the Bank subject to the Tender Offer will be subject to the fulfillment of conditions standard to this type of transactions, including the approval of the Central Bank of Brazil (BACEN) and the CMF; and

(c)	The price of acquisition to be offered in the Tender Offer will be $2 (two Chilean pesos) per share, which represents a premium of aproximately 10% with respect to the weighted average price of the Bank’s shares on the Santiago Stock Exchange during the last 60 trade days. The referred price will be adjusted to reflect any agreement to distribute and/or the payment of dividends by Itaú Corpbanca. Also, the price per share may be adjusted to account for the reverse stock split mentioned above.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Itaú Corpbanca

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. ("Itaú Unibanco"), as the controlling stockholder, directly or indirectly through its affiliates, of Itaú Corpbanca (a financial entity headquartered in Santiago, Chile), in which it currently holds 65.62% of Itaú Corpbanca's total and voting capital, hereby informs its stockholders and the market in general that at the meeting of Itaú Unibanco's Board of Directors held on this date, Itaú Unibanco approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Itaú Corpbanca ("Shares"), including those in the form of American Depositary Shares, each of which represents 1,500 Shares ("ADSs"), i.e., Shares (including in the form of ADSs) corresponding up to approximately 34.38% of Itaú Corpbanca's total and voting capital. The purchase price is going to be CLP 2.00 (two Chilean pesos) per Share which reflects, on this date, a premium of approximately 10% over the average trading price per Share on the Santiago Stock Exchange over the past 60 trade sessions. The purchase price will be adjusted to reflect the declaration and/or payment of dividends by Itaú Corpbanca prior to the settlement of the offer. Due to the reverse stock split approved by Itaú Corpbanca at its extraordinary stockholders' meeting held on January 19, 2023, which is under review by the *Comisión para el Mercado Financiero de Chile* ("CMF"), the purchase price per Share and/or ADS and the number of Shares/ADSs object of the offer may be adjusted to account for the reverse stock split.

The tender offer described herein has not yet commenced. The tender offer is expected to be conducted still in the first half of 2023 concurrently (i) in Chile, for all stockholders of Itaú Corpbanca; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares directly in Itaú Corpbanca. The acquisition of the Shares shall be subject to compliance with customary conditions for this type of transaction, including obtaining the applicable regulatory approvals from the Central Bank of Brazil and CMF.

Itaú Unibanco will keep its stockholders and the market informed about the progress and developments of this transaction as it unfolds. We emphasize that the material fact disclosed is exclusively informational purposes about the decision made on this date by the Board of Directors of Itaú Unibanco and does not constitute a tender offer for the acquisition of any securities.

São Paulo (State of São Paulo), March 2, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence